Oaktree Capital Group, LLC 333 South Grand Avenue, 28th floor Los Angeles, CA 90071 p 213 830-6300 www.oaktreecapital.com

May 22, 2017
VIA EDGAR
Hugh West
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Oaktree Capital Group, LLC
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed March 1, 2017
File No. 001-35500
Dear Mr. West:
Oaktree Capital Group, LLC (the “Company,” “Oaktree,” “we” or “our”) hereby responds to the comment letter of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), dated May 2, 2017, regarding our Form 10-K for the fiscal year ended December 31, 2016 (the “2016 Form 10-K”). To assist your review, we have retyped the text of the Staff’s comments in bold and italics below. Unless otherwise defined below, terms defined in the 2016 Form 10-K and used in the Company’s responses below shall have the meanings given to them in the 2016 Form 10-K.
Form 10-K for the Fiscal Year Ended December 31, 2016
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Adjusted Net Income, page 81

1.
We note your definition and presentation of Adjusted Net Income, a non-GAAP financial measure, includes adjustments among others for EVUs (i.e., liability awards under GAAP, equity award for non-GAAP), third-party placement costs (i.e., expensed as incurred under GAAP, capitalized and amortized for non-GAAP), and tailored recognition of gains / losses from foreign currency transactions and hedging activities. Please tell us why you believe these non-GAAP adjustments comply with Question 100.04 of the updated Non-GAAP Financial Measures Compliance and Disclosure Interpretations issued on May 17, 2016 (the “updated Non-GAAP C&DI).

Question 100.04 of the updated Non-GAAP C&DI clarifies that non-GAAP measures that substitute individually tailored revenue recognition and measurement methods for those of GAAP could violate Rule 100(b) of Regulation G. Rule 100(b) of Regulation G generally prohibits public disclosure of a non-GAAP financial measure that, taken together with the information accompanying that measure, contains an untrue statement of a material fact or omits to state a material fact necessary in order to make the presentation of the non-GAAP measure, not misleading. We do not believe that the aforementioned adjustments to determine adjusted net income (“ANI”) are misleading, but rather supplement our GAAP disclosures by providing meaningful information to analysts and investors that management uses in assessing the performance of our business and allocating resources. In addition to the descriptions of these adjustments provided in our definition of ANI and non-GAAP reconciliations in the 2016 Form 10-K, further rationale for specific adjustments is provided below.

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EVUs represent special limited partnership units in Oaktree Capital Group Holdings, L.P. (“OCGH”) that give the holder the right to receive special distributions that will be settled in OCGH units, based on value created during a specified period in excess of a fixed base value. Due to the legal structure of the EVUs, the Company is not subject to tax withholding requirements with respect to vested units. In order to allow the holder of the EVUs to effectively net settle units to satisfy certain income tax obligations upon vesting, the Company provided the holder with liquidity rights in respect of certain EVUs. Due to the existence of these liquidity rights, under GAAP we account for such EVUs as liability or cash-settled awards, which results in volatility reflected in our income statement that is unrelated to our compensation decisions or our core operating performance. Compensation expense for substantially all other OCGH units is determined based on grant date fair value and recognized ratably over the vesting period. For ANI, we adjusted for the impact of liability accounting because the sole purpose of the limited liquidity rights is to facilitate a means for the holder to satisfy income tax obligations upon vesting in a manner that is substantially consistent with the Company’s other equity awards. This adjustment thus allows management to track compensation expense on the same basis as other OCGH awards, without the volatility introduced by liability treatment.

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Placement costs represent incremental costs incurred by us to obtain capital commitments from third-party limited partners with respect to the closed-end funds we manage. Placement costs are typically calculated based on investor commitments to closed-end funds, which is generally consistent with the basis for earning management fees during a fund’s investment period. Under GAAP, we expense such costs when commitments are accepted, generally in advance of earning management fees. However, in evaluating our business and these placement cost arrangements, we view these costs as reductions to future management fees (i.e., recovered indirectly through reduced margin). In addition to the GAAP results, which reflect the full recognition of these costs in the aggregate within an individual period, we believe it is useful for investors to understand the relationship between these costs and the related management fees earned over the life of the management fees. Accordingly, for ANI, we amortize placement costs in proportion to each fund’s expected management fees over the applicable periods to align revenues with their related expenses and to reduce volatility not otherwise inherent in operating our business.

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We pay expenses and receive management fees from certain funds in currencies other than the U.S. dollar. To reduce earnings and cash flow volatility associated with changes in foreign-currency exchange rates, we may enter into foreign-currency forward contracts. We do not utilize hedge accounting for GAAP reporting; consequently, GAAP reflects both realized and unrealized gains/losses resulting from the remeasurement of foreign-currency forward contracts in each reporting period. In evaluating our business, management considers it important to utilize a measure of performance consistent with how we developed our hedging strategy, which matches the impact of gains/losses related to foreign-currency forward contracts with the underlying hedged exposure. As a result, for ANI, unrealized gains/losses associated with such foreign-currency forward contracts are excluded from earnings until realized.
Segment Financial Data
Segment Statements of Operations Data, page 90

2.
We note your presentation of adjusted net income, fee-related earnings and distributable earnings each per Class A unit for each of the years ended December 31, 2016, 2015 and 2014. Please tell us whether you consider these to be liquidity measures and why you believe presenting them on a per share basis complies with Question 102.05 of the updated Non-GAAP C&DI.

We respectfully advise the Staff that we do not consider ANI, fee-related earnings (“FRE”) and distributable earnings (“DE”) to be liquidity measures. Instead, we consider them to be performance measures, and, as a result, we believe that presenting them on a per share basis complies with Question 102.05 of the updated Non-GAAP C&DI.
Liquidity measures quantify a company’s ability to meet its financial obligations as they come due. The primary sources of the Company’s liquidity are ongoing sources of cash, including management fees, incentive income and fund distributions related to our corporate investments in funds and companies, and our debt financings and credit facilities.  Our performance measures, on the other hand, directly assist management, investors and analysts in evaluating the operating performance of, and identifying key trends in, the Company’s business from period to period and are used by management in making strategic decisions, compensating key employees and otherwise allocating resources.
In evaluating whether ANI, FRE and DE are performance measures or liquidity measures, we believe it is meaningful to consider how the calculation of each measure substantively differs, in both nature and amount, from the calculation of cash flows from operating activities, which is a liquidity measure. As further described below, each of ANI, FRE and DE differs significantly from cash flows from operating activities (“operating cash flows”).

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ANI is our primary segment measure used to assess performance and make resource allocation decisions without giving effect to the consolidation of the funds we manage. ANI includes non-cash items such as investment income and equity-based compensation expense, which may cause significant differences between operating cash flows and ANI. Additionally, timing differences in the recognition of our annual cash bonus pool, the single largest component of operating expenses, between cash settlement and amounts expensed in ANI, and the collection/payment of receivable/payable balances may cause significant differences between operating cash flows and ANI from period to period. Finally, operating cash flows include amounts related to our consolidated funds, the majority of which is not attributable to our operations, and as a result differ materially from the cash flows attributable to our investment management business.

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FRE is a non-GAAP performance measure that we use to monitor the baseline performance of and trends in our business, rather than to measure liquidity. FRE is considered baseline because it does not include incentive income or investment income, among other items. FRE excludes certain cash items, such as incentive income, incentive income compensation expense and interest income and expense, which may cause significant differences between operating cash flows and FRE from period to period.

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DE, which is derived from our segment results, is a non-GAAP performance measure that we use to show the amount of realized earnings without the effects of the consolidated funds to, among other things, make resource allocation decisions and serve as a reference point for our board of directors in determining the amount of earnings to distribute from the Operating Group. DE includes non-cash items such as depreciation and amortization expense, and differs from ANI in that it excludes investment income (loss), includes the portion of fund distributions to OCG that represents realization of investment income and is net of Operating Group income taxes. DE may also differ significantly from operating cash flows due to timing differences in the recognition of our annual cash bonus pool between cash settlement and amounts expensed in DE, and the collection/payment of receivable/payable balances.

The table below provides a comparison of ANI, FRE and DE to operating cash flows for each quarterly period in 2016 and the year ended December 31, 2016:

Period	Operating Cash Flows	ANI	FRE	DE
	(dollars in thousands)
1Q2016	$(328,821)	$105,025	$62,359	$125,725
2Q2016	88,314	142,645	64,629	127,506
3Q2016	36,210	162,140	67,601	141,477
4Q2016	(113,609)	172,773	73,144	143,712
Full Year 2016	$(317,906)	$582,583	$267,733	$538,420

ANI, FRE and DE are measured at the Operating Group level. Performance measured at the Operating Group level can differ significantly from amounts attributable to our Class A unitholders, primarily due to the tax-related effects of our structure.1 For example, for full-year 2016, DE was $538 million, or $3.48 per Operating Group unit, while the portion of DE attributable to our Class A unitholders was $184 million, or $2.94 per Class A unit. We believe presenting per Class A unit measures for ANI, FRE and DE provides a meaningful view of our business in respect of Class A unitholders as viewed by management, which we believe helps users of our financial statements in assessing the performance of our business. As a result, we believe that it is appropriate to present each of these measures on a per share basis as a supplemental non-GAAP performance measure to provide our Class A unitholders with a measure that shows the portion of ANI, FRE and DE attributable to their ownership of Class A units. However, to further emphasize our GAAP-basis results, beginning with our second quarter 2017 filings, we will include a reconciliation of net income per Class A unit to each of ANI per Class A unit, FRE per Class A unit and DE per Class A unit.

1 Oaktree is a publicly traded partnership. Because Oaktree satisfies the qualifying income test, it is not required to be treated as a corporation for U.S. federal and state income tax purposes. Instead, it is taxed as a partnership. However, certain wholly-owned corporate subsidiaries are subject to U.S. federal and state income taxes that are applicable only to our Class A unitholders. Please refer to our organizational structure chart on page 19 of our 2016 Form 10-K for further information. As of December 31, 2016, approximately 59% of the economic interest in the Operating Group was attributable to non-controlling interests. The remaining 41% of the economic interest in the Operating Group was indirectly attributable to Oaktree (i.e., the Class A unitholders).

Additionally, we respectfully note that most of the publicly traded alternative asset managers present non-GAAP measures similar to ANI (or economic net income for filers who utilize Method 2 for revenue recognition), FRE and DE as supplemental performance measures because such measures are useful, provide additional transparency and help users of our financial statements better understand the operating performance of our investment management business, without the effects of the consolidated funds that we manage, in a manner that is consistent with how management evaluates such performance.

3.
We note that you present full non-GAAP income statements on pages 90 and 186, and a full non-GAAP statement of financial condition on page 108. Please tell us why you believe this presentation complies with the prominence considerations under Question 102.10 of the updated Non-GAAP C&DI. In addition, tell us why you believe your presentation on page 186 complies with ASC 280-10-50.

We respectfully advise the Staff that, in formulating our disclosures, we considered Question 102.10 and the provisions of ASC 280-10-50. Item 10(e)(1)(i)(A) of Regulation S-K requires that when a registrant presents a non-GAAP measure it must present the most directly comparable GAAP measure with equal or greater prominence, and Question 102.10 states that whether a non-GAAP measure is more prominent than the comparable GAAP measure generally depends on the facts and circumstances in which the disclosure is made. We respectfully submit to the Staff that the full income statement format of ANI, our primary segment measure, does not place undue prominence on our segment information because of the context in which the statement appears and the other steps we have taken and will take so as to not place undue prominence on our segment results.
In particular, in our recent annual and quarterly filings, the GAAP-basis statements of operations and discussion of GAAP results are presented before segment results, thus making GAAP results more prominent than the corresponding segment results. Additionally, our reconciliation tables on pages 99-102 of our 2016 Form 10-K begin with GAAP measures, thus placing greater prominence on the GAAP-basis results. Moreover, to further emphasize our GAAP-basis results, beginning with our second quarter 2017 filings, we will provide a reconciliation of our segment statements of operations data to our consolidated GAAP results (similar to the tables found on pages 188-190 of our 2016 Form 10-K) in management’s discussion and analysis of financial condition and results of operations (“MD&A”) and will begin the reconciliation with GAAP-basis results.
Due to the significant impact that our consolidated funds have on our financial statement presentation, we believe presenting a full income statement format of ANI, as well as a non-GAAP segment statement of financial condition, helps users of our financial statements by providing a more transparent means of assessing the financial performance and financial condition of our core operations. Based on discussions with analysts and other users of our financial statements, we believe that the full income statement format is both informative and useful in their analyses. We believe this presentation helps users of our financial statements better understand the effect of certain adjustments we make as they relate to each component of net income, and we believe that, if we were to stop providing a full income statement format, analysts and other users of our financial statements would nonetheless attempt to compile this information themselves, which may result in less transparency, additional confusion and diversity in practice. Additionally, to further increase the prominence of our GAAP consolidated statements of financial condition, beginning with our second quarter 2017 filings, we will revise the presentation of our non-GAAP segment statement of financial condition to include a full reconciliation from our GAAP statement of financial condition.

We believe the presentation of ANI on page 186 of our 2016 Form 10-K complies with Accounting Standards Codification (“ASC”) 280-10-50, as all required disclosures have been made. We also note that, while ASC 280-10-50 does not expressly address whether a segment income statement may be included in the financial statements and accompanying notes (i.e., ASC 280-10-50 only requires a measure of segment revenue and segment profit), ASC 280-10-50 does not prohibit a full income statement presentation. However, to place further prominence on our GAAP-basis results, in future filings we will add a statement in MD&A before the presentation of our segment results similar to the following:
“Oaktree presents certain revenues and financial measures, including segment measures such as segment revenues and adjusted net income, and measures that are calculated and presented on a basis other than GAAP, including adjusted net income per Class A unit, distributable earnings per Class A unit and fee-related earnings per Class A unit. These measures should be considered in addition to, and not as a substitute for or superior to, net income, net income per Class A unit or other financial measures calculated in accordance with GAAP.”
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Please do not hesitate to call me at (213) 356-3204 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Daniel D. Levin

Daniel D. Levin
Chief Financial Officer

cc:	Securities and Exchange Commission
Robert Klein